A Special Meeting of Shareholders of the Trust was held on May 10, 2017, for the purpose of voting to approve a new investment advisory agreement between the Trust, on behalf of the Ultra Short Mortgage Fund, the Large Cap Equity Fund, and Austin Atlantic Asset Management Company. At the meeting, the proposal set forth in the shareholder proxy statement was approved. The voting results for the proposal was as follows:

Fund	For	Against
Ultra Short Mortgage Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	9,352,968	165,641
Large Cap Equity Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2,420,305	66,883